UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Intraop Medical Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46118N101

(CUSIP Number)

Joseph D. Ryan, Law Offices of Joseph D. Ryan, P.C., 1896 Sheridan Road, Highland Park, IL 60035

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

08/31/05

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46118N101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Samir Financial, L.LC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,500,000 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,500,000 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.1%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mohammed H. Mirza

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,500,000 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,500,000 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Albert Grasso

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,500,000 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,500,000 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock (“Common Stock”) of Intraop Medical Corporation, a Nevada corporation (the “Company”).  The Company’s principal executive offices are located at 3170 De La Cruz Boulevard, Suite 108, Santa Clara, California, 95054.

Item 2.	Identity and Background

(a)    This Schedule 13D is being jointly filed by (i) Samir Financial, L.L.C., an Illinois Limited Liability Company (“Samir”), (ii) Mohammed H. Mirza, a natural person, and (iii) Albert Grasso, a natural person (together referred to herein as the “Reporting Person(s)”).

(b) The addresses of the Reporting Persons are as follows:
(i) Samir Financial, L.L.C.: 20682 N. Plumwood Drive, Kildeer, IL 60047
(ii) Mohammed Mirza: 20682 N. Plumwood Drive, Kildeer, IL 60047
(iii) Albert Grasso: 30 S. Wacker Drive, 26th Floor, Chicago, IL 60606
(c) (i) Samir Financial, L.L.C., an Illinois limited liability company, provides credit facilities to businesses, and is located at 20682 N. Plumwood Drive, Kildeer, IL 60047.

(ii)           Mr. Mohammed Mirza is a member and the Manager of Samir Financial, L.L.C., an Illinois  limited liability company, and President of Samir Financial Services, Inc., a company involved in procuring credit facilities for other companies and monitoring the loans provided by Samir Financial, L.L.C.  Both companies are located at 20682 N. Plumwood Drive, Kildeer, IL 60047.

(iii) Mr. Albert Grasso is a member of Samir Financial, L.L.C. and a partner in the law firm of Chuhak & Tecson, P.C., 30 S. Wacker Drive, 26th Floor, Chicago, IL 60606.
(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The following is the citizenship of Messrs Mirza and Grasso:
(i) Mohammed Mirza: United States
(ii) Albert Grasso: United States

Item 3.	Source and Amount of Funds or Other Consideration

On March 22, 2004, Samir Financial, L.L.C. made a $3,000,000 loan (“Loan”) to Intraop Medical, Inc. in connection with the contemplated merger between Intraop Medical, Inc. and Intraop Medical Corporation.  A condition precedent to funding the Loan was the execution of a Pledge and Stock Issuance and Security Agreement (“Pledge Agreement”), pursuant to which 2,400,000 shares of Common Stock of Intraop Medical, Inc. were pledged as security for the Loan.  The Pledge Agreement also specified, among other things, that the 2,400,000 shares of Common Stock of Intraop Medical, Inc. were to be converted to 2,400,000 shares of Intraop Medical Corporation upon the merger of Intraop Medical, Inc. and Intraop Medical Corporation.  The merger occurred on March 9, 2005, and pursuant to the Pledge Agreement, 2,400,000 shares of the Company’s Common Stock (the “Shares”) were pledged to Samir Financial, L.L.C.  This transaction was disclosed on the Schedule 13D originally filed with the Commission on March 18, 2005, and which is amended hereby.  On August 31, 2005, the Company satisfied the Loan, and the pledge of the Shares was released.  In connection with the satisfaction of the Loan, the Company issued 7% Convertible Debentures and Common Stock Warrants convertible into shares of Common Stock of the Company.  Such 7% Convertible Debentures and Common Stock Warrants are convertible into a total of 2,500,000 shares of the Common Stock of the Company at a price of $0.40 per share.  Notwithstanding the foregoing, the parties thereto have agreed that Samir Financial, L.L.C. may not exercise such conversion to the extent that following such conversion Samir Financial, L.L.C. would own more than 4.99% of the outstanding shares of Common Stock of the Company.

Item 4.	Purpose of Transaction

Samir Financial, L.L.C. made a $3,000,000 loan (“Loan”) to Intraop Medical, Inc. on March 22, 2004, in contemplation of the merger between Intraop Medical, Inc. and Intraop Medial Corporation.  A Pledge and Stock Issuance and Security Agreement (“Pledge Agreement”) was executed by Intraop Medical, Inc. as part of the Loan documentation.  The Pledge Agreement required that 2,400,000 shares of Common Stock of Intraop Medical, Inc. be issued to Samir Financial, L.L.C. and pledged as collateral for the Loan.  Under the Pledge Agreement, Samir Financial, L.L.C. agreed to hold the shares as security for repayment of the Loan.  The Pledge Agreement further specified that Samir Financial, L.L.C. would receive any securities resulting from, among other things, any consolidation, merger, exchange of stock and/or corporate reorganization.  The Pledge Agreement further specified that the pledged common shares of stock would be registered as soon as reasonably practicable upon the completion of the contemplated merger of Intraop Medical, Inc. and Intraop Medical Corporation.  Samir Financial, L.L.C. also agreed in the Pledge Agreement not to sell, assign and deliver, or grant options to purchase any portion of the pledged stock until there occurred a default of the Loan.  Samir Financial, L.L.C. also agreed, pursuant to the Pledge Agreement, to assign, transfer and return the pledged shares of Common Stock, which it possesses and has not been sold or otherwise applied or released, when all of the obligations and indebtedness of the Loan have been paid in full.  On August 31, 2005, the Loan was satisfied, the pledge of shares was released and Samir Financial, L.L.C. no longer directly holds any shares of the Common Stock of the Company.  In connection with the satisfaction of the Loan, however, the Company issued to Samir Financial, L.L.C. 7% Convertible Debentures and Common Stock Warrants convertible into 2,500,000 shares of the Company’s Common Stock, and upon conversion would represent 13.1% of the Common Stock of the Company.  Notwithstanding the foregoing, though the parties thereto have agreed that Samir Financial, L.L.C. may not exercise such conversion to the extent that following such conversion Samir Financial, L.L.C. would own more than 4.99% of the outstanding shares of Common Stock of the Company.

Each of the Reporting Persons intends to continuously review the interests and/or investment they have in the Company, and may in the future determine, either alone or as part of a group, to acquire additional securities of the Company, through open market purchases or private agreements.  Each of the Reporting Persons may also exercise the 7% Convertible Debentures and Common Stock Warrants and upon such exercise dispose of all or a portion of the resulting shares of the Company’s Common Stock through open market transactions or in privately negotiated transactions to one or more persons, and may consider alternatives with respect to the securities of the Company.  Notwithstanding anything contained herein, each of the Reporting Persons reserves the right to change its intention with respect to any or all such matters to the extent deemed advisable in light of market conditions, investment considerations and other factors.  Each of the Reporting Persons disclaims beneficial ownership of shares held by any other Reporting Person.

Item 5.	Interest in Securities of the Issuer

In contemplation of the merger between Intraop Medial, Inc. and Intraop Medical Corporation, Samir Financial, L.L.C. made a $3,000,000 loan (“Loan”) to Intraop Medical, Inc.  Intraop Medical, Inc., as part of the Loan documentation, executed a Pledge and Stock Issuance and Security Agreement (“Pledge Agreement”).  The Pledge Agreement required Intraop Medical, Inc. to pledge 2,400,000 shares of its Common Stock and Samir Financial, L.L.C. would hold such shares as security for repayment of the Loan.  Samir Financial, L.L.C. also has agreed, pursuant to the Pledge Agreement, to assign, transfer and return the pledged shares of Common Stock, which it possesses and has not been sold or otherwise applied or released, upon all of the obligations and indebtedness of the Loan having been paid in full.  On August 31, 2005, the Loan was paid in full, and in partial satisfaction of the Loan, the Company issued to Samir Financial, L.L.C. 7% Convertible Debentures and Common Stock Warrants convertible into Shares of Common Stock of the Company to Samir Financial, L.L.C.  The 7% Convertible Debentures and Common Stock Warrants are convertible into a total of 2,500,000 shares of the Common Stock of the Company at a price of $0.40 per share.  Nonetheless, the parties thereto have agreed that Samir Financial, L.L.C. may not exercise such conversion to the extent that following such conversion Samir Financial, L.L.C. would own more than 4.99% of the outstanding shares of Common Stock of the Company.  Until conversion, none of the Reporting Persons have the right to vote any Common Stock which underlies the 7% Convertible Debentures or Common Stock Warrants.

(i)     Samir Financial, L.L.C. is the beneficial owner of 7% Convertible Debentures and Common Stock Warrants convertible into a total of 2,500,000 shares of the Common Stock of the Company.  Such shares represent approximately 13.1% of the approximately 16,527,028 shares of Common Stock of the Company currently outstanding (after taking into account the exercise of such 7% Convertible Debentures and Common Stock Warrants); however, the parties thereto have agreed that Samir Financial, L.L.C. may not exercise such conversion to the extent that following such conversion Samir Financial, L.L.C. would own more than 4.99% of the outstanding shares of Common Stock of the Company.  Samir Financial, L.L.C., pursuant to the Pledge Agreement, has sole voting and dispositive power over the 2,500,000 shares issuable upon conversion of the 7% Convertible Debentures and Common Stock Warrants.

(ii)    Mohammed Mirza, as the Manager and fifty percent (50%) member of Samir Financial, L.L.C., may be deemed an indirect beneficial owner of 7% Convertible Debentures and Common Stock Warrants convertible into a total of 2,500,000 shares of the Common Stock of the Company held by Samir Financial, L.L.C.  Such shares represent approximately 13.1% of the approximately 16,527,028 shares of Common Stock of the Company currently outstanding (after taking into account the exercise of such 7% Convertible Debentures and Common Stock Warrants).

(iii)   Albert Grasso, as a fifty percent (50%) member of Samir Financial, L.L.C., may be deemed an indirect beneficial owner of 7% Convertible Debentures and Common Stock Warrants convertible into a total of 2,500,000 shares of the Common Stock of the Company held by Samir Financial, L.L.C.  Such shares represent approximately 13.1% of the approximately 16,527,028 shares of Common Stock of the Company currently outstanding (after taking into account the exercise of such 7% Convertible Debentures and Common Stock Warrants).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Samir Financial, L.L.C. holds 7% Convertible Debentures convertible into 1,250,000 shares of Common Stock of the Company, and Common Stock Warrants convertible into 1,250,000 shares of Common Stock of the Company; neither the 7% Convertible Debentures nor the Common Stock Warrants provide for voting rights of the holder.

Item 7.	Material to Be Filed as Exhibits
Exhibit A – Agreement to Jointly File Schedule 13D
Exhibit B – 7% Convertible Debenture
Exhibit B – 7% Convertible Debenture
Exhibit D – Short-Term Common Stock Purchase Warrant

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 09, 2005
Date
Samir Financial, L.L.C.; By /s/ Mohammed H. Mirza
Signature
Mohammed H. Mirza/Manager of Samir Financial, L.L.C.
Name/Title

September 09, 2005
Date
/s/ Mohammed H. Mirza
Signature
Mohammed H. Mirza/An Individual
Name/Title

September 09, 2005
Date
/s/ Albert Grasso
Signature
Albert Grasso/An Individual
Name/Title